NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock, 9.75% Series A Cumulative Redeemable Preferred Stock and the 9.25% Series B Cumulative Redeemable Preferred Stock (collectively, the 'Securities') of American Home Mortgage Investment Corp. (the 'Company') from listing and registration on the Exchange at the opening of business on September 17, 2007, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The decision to suspend the Company's Securities was reached in view of the Company's August 6, 2007 announcement that it, together with certain of its subsidiaries, has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The Company also noted that 'while the Chapter 11 process is intended to help preserve and protect the value of the Company's assets, it is highly unlikely that these values will be sufficient to pay its creditors in full, and that it is realistic to conclude that ultimately there will be no shareholder equity value remaining.' 1. The Exchange's Listed Company Manual, Section 802.01D (Bankruptcy and/or Liquidation), states, that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.' 2. The Exchange, on August 6, 2007, determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by letter on August 6, 2007. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on August 6, 2007, of the suspension of trading in the Securities. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions these securities were suspended from trading on August 6, 2007.